Exhibit 99.1

For further information:

Investor Relations (416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE AND YAMANA GOLD ANNOUNCE A FRIENDLY ACQUISITION AGREEMENT WITH OSISKO MINING CORPORATION

C$8.15 PER SHARE OFFER PROVIDES SUPERIOR SHAREHOLDER VALUE

Toronto (April 16, 2014) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle”), Yamana Gold Inc. (TSX:YRI, NYSE:AUY) (“Yamana”) and Osisko Mining Corporation (TSX:OSK; Deutsche Boerse:EWX) (“Osisko”) are pleased to announce that they have entered into an agreement (“the Agreement”) pursuant to which Agnico Eagle and Yamana will jointly acquire 100% of Osisko’s issued and outstanding common shares for total consideration of approximately C$3.9 billion, or C$8.15 per share. The total offer consists of approximately C$1.0 billion in cash, approximately C$2.33 billion in Agnico Eagle and Yamana shares, and shares of a new company (“Spinco”) with an implied value of approximately C$575 million.

The offer represents approximately an 11% premium to the implied value of the current Goldcorp Inc. (“Goldcorp”) hostile bid. Agnico Eagle, Yamana, and Osisko will host a joint conference call today at 10:00 a.m. EDT to discuss the transaction.

Terms of the Agreement

Under the Agreement, Agnico Eagle and Yamana will form a joint acquisition entity (with each company owning 50%) which will acquire by way of a plan of arrangement all of the outstanding common shares of Osisko.  Upon closing of the transaction, Agnico Eagle and Yamana will each own 50% of Osisko, and will form a joint committee to operate the Canadian Malartic Mine in Québec. The partners will also jointly explore and potentially develop the Kirkland Lake assets, and continue the exploration at the Hammond Reef, Pandora, and Wood—Pandora properties.

Upon implementation of the Agreement, each outstanding common share of Osisko will be exchanged for:

(i)                                     C$2.09 in cash;

(ii)                                  0.07264 of an Agnico Eagle common share (a value of C$2.43 based on the closing price of  C$33.45 for Agnico Eagle shares on the Toronto Stock Exchange as of April 15, 2014);

(iii)                               0.26471 of a Yamana common share (a value of C$2.43 based on the closing price of C$9.18 for Yamana shares on the Toronto Stock Exchange as of April 15, 2014); and

(iv)                              one common share of Spinco with a value of C$1.20.

Pursuant to the plan of arrangement, certain assets of Osisko will be transferred to Spinco, the shares of which will be distributed to Osisko shareholders as part of the consideration.  The following will be transferred to Spinco:

(i)                                     a 5% net smelter royalty (“NSR”) on the Canadian Malartic Mine;

(ii)                                  C$155 million cash;

(iii)                               a 2% NSR on the Kirkland Lake assets, the Hammond Reef project, and the Pandora and Wood-Pandora properties;

(iv)                              all assets and liabilities of Osisko in its Guerrero camp; and

(v)                                 other investments.

The total value of the transaction is C$3.9 billion, or C$8.15 per common share of Osisko on a fully diluted basis.  Following the completion of the transaction, Osisko shareholders will own approximately 16.7% of Agnico Eagle and approximately 14.4% of Yamana.  Agnico Eagle will finance its share of the cash consideration (approximately C$501 million) from its existing US$1.2 billion credit facility.

Value to Osisko Shareholders

•                  Values Osisko at C$3.9 billion or C$8.15 per share — a premium to the current implied value of Goldcorp’s revised bid for Osisko and Osisko’s current trading levels

•                  In addition to significant continued participation in the Canadian Malartic Mine, shareholders gain exposure to two of the leading mid-tier North American gold producers

•                  Participation in Spinco, which will hold a portfolio of exploration assets with the ability to self-finance through its existing cash holdings and a 5% NSR on the Canadian Malartic mine

•                  Potential additional upside from a 2% NSR on the above mentioned exploration properties in Ontario and Québec, and Osisko’s 100% owned land package in Guerrero, Mexico

Osisko’s Board of Directors has unanimously determined that the Agreement is in the best interests of Osisko and its shareholders and will recommend that Osisko shareholders vote in favour of the Agreement. Shareholders, including the directors and senior officers of Osisko, holding in aggregate approximately 4.5% of the issued and outstanding common shares of Osisko, have entered into voting agreements with Agnico Eagle and Yamana, pursuant to which they have agreed to vote their shares in favor of the Agreement.

Sean Roosen, President and CEO of Osisko stated:  “Ten years ago we embarked on a journey to find a gold deposit.  It was a plan that grew into the successful and highly profitable world class mine that is now Canadian Malartic.  From the beginning, we have never strayed from our objective of building shareholder value.  With the announcement today of the combined bid by Yamana and Agnico Eagle, I believe we have delivered shareholders the superior value option to the hostile attempt to acquire our Company.  The new Spinco will be well funded with C$155 million in cash, strong participation in the future cash flow from the Canadian Malartic camp through our 5% NSR, potential future benefits from the balance of Osisko’s Canadian exploration portfolio through an overall 2% NSR, and a 100% ownership of Osisko’s significant exploration project in Guerrero.  The new Spinco will be a company with regular and strong cash flow, strong future potential for increasing cash flow, and tremendous upside exploration potential.”

Strategic Rationale for Agnico Eagle

•                  Accretive on per share metrics — Net asset value, operating cash flow, free cash flow, production, reserves, and resources. The transaction is also expected to improve Agnico Eagle’s total cash cost and all-in sustaining cost profiles

•                  Builds on Agnico Eagle’s northern business platform - Canadian Malartic is the largest producing gold mine in Canada with the ability to produce an average of approximately 600,000 gold ounces per year for 14 years and is a great strategic fit with Agnico Eagle’s skills and operating assets in the Abitibi

•                  Manageable debt levels and minimal share dilution — The added debt is very manageable in the context of a larger business generating stronger free cash flow. With Osisko shareholders holding a 16.7% interest in

Agnico Eagle post the transaction, the dilution is in line with many of the company’s previous acquisitions

•                  Simple, low risk acquisition — Acquisition of an operating mine in Agnico Eagle’s core Québec region.  The Canadian Malartic Mine is an asset without permitting, construction capital or start up risk

•                  Maintains strategy of operating in supportive regions with low political risk — The addition of a fourth operating mine in Québec and a large prospective exploration portfolio in Ontario further enhances Agnico Eagle’s already low level of political risk

•                  Enhances and adds flexibility to Agnico Eagle’s project pipeline — The advanced Kirkland Lake project further enhances Agnico Eagle’s development portfolio

•                  Potential synergies with existing Québec operations — Agnico Eagle expects synergies with its other Abitibi operations and there is potential to further optimize the Canadian Malartic Mine plan.

Sean Boyd, President and Chief Executive Officer of Agnico Eagle stated: “Agnico Eagle has approximately 50 years of operating history in Québec, and over that time the company has continued to expand its mining presence in a measured and systematic way.  This transaction further enhances our Québec operating platform through the addition of a fourth producing mine.  With this acquisition, Agnico Eagle will become Québec’s largest gold producer, which demonstrates our commitment to Québec and various stakeholders in the Province.

“Traditionally, Agnico Eagle has focused on acquisitions with minimal dilution to shareholders.  With Osisko shareholders holding a 16.7% interest in Agnico Eagle after the transaction, we believe that the dilution is in line with many of the Company’s previous acquisitions.  However, this transaction comes without permitting, construction capital, or start-up risk, and is immediately accretive to Agnico Eagle on a number of key per share metrics.  In addition, the transaction is expected to lower our total cash costs and all-in sustaining costs.

“On the back of record first quarter gold production (366,421 ounces), the Company has made repayments of US$130 million on its revolving credit facility since the beginning of the year, which further enhances our financial flexibility and the ability to fund our bid.

“We look forward to working with Yamana as a partner at the Canadian Malartic Mine, and at the exploration properties. Yamana’s expertise at their large open pit Chapada gold copper mine in Brazil should complement our operating experience at Meadowbank and in the Abitibi region.”

Strategic Rationale for Yamana

Yamana is a proven operator with the stated objectives of operating in mining friendly jurisdictions in the Americas with a balanced approach to production growth, cost containment and margin preservation to maximize and increase cash flow.  This partnership with Agnico Eagle provides Yamana with significant production growth at costs consistent with its existing cost structure, enhanced generation of cash flow and an expanded future project pipeline.  It will also provide entry into one of the world’s best mining jurisdictions without the level of risk generally associated with new locales given the strong operational management at Canadian Malartic and Agnico Eagle’s decades-long experience in the region.

Peter Marrone, Chairman and Chief Executive Officer of Yamana commented: “At Yamana, we focus on both top-line and bottom-line growth as we strive to deliver value to shareholders, and with this acquisition we expect to deliver exceptional value to our shareholders.  This acquisition provides value across all key per share metrics.   The Canadian Malartic mine is a world class asset that will become a cornerstone in our portfolio alongside Chapada and El Peñón.  We are also pleased with this relatively low risk entry into Québec, a province with an established pedigree of mining that complements our existing presence in the Americas.  Consistent with our disciplined and balanced approach to growth, we are able to acquire 50% of the Canadian Malartic mine and the other Canadian development and exploration properties of Osisko while maintaining our strong balance sheet and financial flexibility.

“We are delighted with our improved structure and offer.  With Agnico Eagle as our partner, the operational management at Canadian Malartic and as we open our own operational office in Québec, these benefits will be further enhanced with our collective experience with large open pit conventional mining with their jurisdictional expertise.  We are pleased with our entry into Québec and we look forward to increasing our profile in this mining friendly jurisdiction.”

The transaction is subject to the approval of Osisko shareholders by a two thirds vote at a meeting which is expected to be held later in May 2014.  The approval of the shareholders of Agnico Eagle and Yamana is not required.  The Agreement is expected to close by early June 2014, following receipt of all shareholder and court, regulatory and exchange approvals.

Pursuant to the terms of the Agreement, Osisko is subject to customary non-solicitation covenants. In the event a superior proposal is made to Osisko, Agnico Eagle and Yamana have a 5 business day right to match such proposal, and under certain circumstances in the event Osisko’s board of directors changes its recommendation or terminates the Agreement, Osisko has agreed to pay a termination fee of C$195 million to Agnico Eagle and Yamana, shared equally. In certain other circumstances where the transaction is not completed, Osisko has agreed to reimburse Agnico Eagle’s and Yamana’s expenses in the amount of C$10 million each for their costs.

Osisko’s Board of Directors has determined that the offer by Agnico Eagle and Yamana is superior to the proposal made by Yamana on April 2, 2014 and Yamana and Osisko have agreed to terminate their agreement.  Yamana has agreed to waive its break fee under that agreement.

Agnico Eagle has engaged TD Securities Inc. and Bank of America Merrill Lynch as its financial advisors and Davies Ward Phillips & Vineberg LLP as its legal advisor in connection with the Agreement.

Yamana has engaged Canaccord Genuity Corp. as its financial advisor and Norton Rose Fulbright Canada LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP as its legal advisors in connection with the Agreement.  Yamana has also engaged National Bank Financial Markets to provide an opinion as to the fairness of the consideration payable by Yamana, from a financial point of view, to Yamana.

Osisko has engaged BMO Capital Markets and Maxit Capital LP as its financial advisors and Bennett Jones LLP and Stikeman Elliott LLP as its legal advisors in connection with the Agreement.

Conference Call Information

Agnico Eagle, Yamana, and Osisko will host a conference call on Wednesday April 16, 2014 at 10:00 a.m. EDT, where senior management of each company will discuss the details of the transaction.

Toll Free (North America):	1-800-769-8320
Toronto Local and International:	416-340-8527
Webcast:	www.agnicoeagle.com

Conference Call REPLAY:

Toll Free (North America):	1-800-408-3053	Passcode 6977252
Toronto Local and International:	905-694-9451	Passcode 6977252

The conference call replay will be available from 1:00 p.m. EDT on April 16, 2014 until 11:59 p.m. EDT on April 30, 2014.

The webcast along with presentation slides will be archived for 180 days on the website. For further information on the conference call or webcast, please contact:

Investor Relations

Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario, M5C 2Y7

Telephone:                         416-947-1212

Fax:                                                             416-367-4681

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its seven mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these regions as well as in the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

About Osisko

Osisko Mining Corporation operates the Canadian Malartic Gold Mine in Malartic, Québec and is pursuing exploration on a number of properties, notably in Québec, Ontario and Mexico.

Forward looking statements

The information in this document has been prepared as at April 16, 2014. Certain statements contained in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian provincial securities laws. When used in this document, the words “anticipate”, “expect”, “estimate”, “forecast”, “will”, “planned”, and similar expressions are intended to identify forward-looking statements or information.

Such statements include without limitation: statements regarding the timing and closing of the transactions contemplated by the Agreement (the “Transaction”),

statements regarding synergies resulting from the Transaction, statements regarding the effect of the Transaction on Agnico Eagle’s net asset value, operating cash flow, free cash flow, production, reserves, resources, total cash cost, all-in sustaining costs, and debt levels, statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future reserves, resources, mineral production, optimization efforts and sales; estimates of mine life; estimates of future internal rates of return, mining costs, total cash costs, minesite costs, all-in sustaining costs and other expenses; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements and information as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs, and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of reserves and resources, and statements and information regarding anticipated future exploration; the anticipated timing of events with respect to the Company’s mine sites and statements and information regarding the sufficiency of the Company’s cash resources. Such statements and information reflect the Company’s views as at the date of this document and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information. Many factors, known and unknown could cause the actual results to be materially different from those expressed or implied by such forward looking statements and information. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; community protests; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this document, see the Company’s Annual Information Form for the year ended December 31, 2013 filed on SEDAR at www.sedar.com and included in the Company’s Form 40-F for the year ended December 31, 2013 filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information. For a detailed breakdown of the Company’s reserve and resource position see the Company’s Annual Information Form or Form 40-F.

Note Regarding the Use of Non-GAAP Financial Measures

This document presents estimates of future “total cash cost per ounce”, “minesite cost per tonne”, and “all-in sustaining cost” that are not recognized measures under United States generally accepted accounting principles (“US GAAP”). This data may not be comparable to data presented by other gold producers. These future estimates are based upon the total cash costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at the applicable sites and do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable GAAP measure. A reconciliation of the Company’s total cash cost per ounce, all-in sustaining cost per ounce, and minesite cost per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company’s historical results of operations is set forth in the Company’s annual management’s discussion and analysis (“MD&A”) for the year ended December 31, 2013 available on SEDAR at www.sedar.com and included in the Company’s Form 40-F available on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC.

Note Regarding Production Guidance

The gold production guidance is based on the Company’s mineral reserves but includes contingencies and assumes metal prices and foreign exchange rates that are different from those used in the reserve estimates. These factors and others mean that the gold production guidance presented in this disclosure does not reconcile exactly with the production models used to support these mineral reserves.